FORM 10-SB

       GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                         BUSINESS ISSUERS

Under Section 12 (b) of (g) of the Securities Exchange Act of 1934


                         SW Ventures, Inc
         -----------------------------------------------
          (Name of Small Business Issuer in its charter)

           Nevada                                   87-0559453
----------------------------------        -----------------------------------
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
  Incorporation or organization)

455 East 400 South, Salt Lake City, Utah            84111
--------------------------------------------    --------------
 (Address of principal executive offices)         (Zip Code)

        Issuer's Telephone Number:     (801) 355-6524
                                   -----------------------

Securities to be registered under Section 12(b) of the Act:

       Title of each class           Name of each exchange on which
       to be registered              Each class is to be registered

               None                             None
       -------------------           ------------------------------

Securities to be registered under Section 12(g) of the Act:

                              Common
              -------------------------------------
                         (Title of class)

                              PART I

Item 1.   DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Inception and Purchase of Working Interest in Oil and Gas Properties
--------------------------------------------------------------------

     SW Ventures, Inc. (the "Company") was organized as a Nevada corporation on May 7, 1996. The Company's business purpose is that of seeking out and investing in various oil and gas opportunities in the Western United States. At inception, the Company issued "unregistered", "restricted" shares to its founders in connection with the initial funding of the Company. In June of 1997, the Company commenced an offering of its common stock pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, under Section 3(b), Regulation D, Rule 504, whereby it raised $100,000 for the purchase of working interest in a drilling program known as the Montana Prospect. In August of 1997, the Company purchased a 21.25% working interest in the Montana Prospect, a 320 acre oil lease in Crook County, Wyoming (the "Prospect"), which purchase included the cost of drilling and completion to the Company, based on its 21.25% working interest, of the
Montana Berger Well #1.   The Company elected to participate in a  second well
on the Montana Prospect, the Montana Berger Well #2 in late March 1998, which well has been drilled and completed. The Company funded the drilling and completion of the second well partially through funds raised in a second offering conducted pursuant to the exemption provided for under Section 3(b), Regulation D, Rule 504, which commenced on March 16, 1998, and will close on or before sixty (60) days from the filing of this general registration statement. To date, the Company has raised $45,397 in its second offering. The funding of the second well required additional funds which were provided by both revenues from operations and advances from an officer and director. The Company intends to participate in other wells drilled on the Prospect; it also intends to investigate other business opportunities in the oil and gas industry such as purchasing overriding and/or working interest in other wells, the purchase of interest in producing wells, and/or an investment in other oil and gas related businesses. As of the date hereof, the Company has invested in only one drilling program, the Montana Prospect Drilling Program, and has participated in the drilling of two wells on that Prospect.

Forward Looking Information
---------------------------

     This registration statement contains certain forward-looking statements information relating to the Company that are based upon beliefs of the Company's Management as well as assumptions made by and information currently available to the Management. When used in this registration statement, the words anticipate, believe, estimate, expect, and similar expressions, as they related to the Company and the Company's Management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to the future events and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward looking statements.

Risk Factors Which Could Affect Future Profitability
----------------------------------------------------

     *  Price of Oil   Revenues generated from oil production are highly
dependent on the price of crude oil. Fluctuations in type and usage of energy make it difficult to estimate future prices of crude oil which has taken a dramatic fall in the past 6 months. Such fluctuations of prices are caused by a number of factors beyond control, including regional and international demand, energy legislation, and the abundance of alternative fuels. International political and economic conditions have significant impact on the price of crude oil.

     *  Imprecise Nature of Reserve Estimates   The estimate of possible and
probable reserves of oil and gas are imprecise. While such estimations are based on engineering and other data, the process is a subjective one consisting of estimating underground accumulations of oil and/or gas that cannot be measured in an exact way. Accuracy of estimates is based on the quality of the available data and on engineering and geological interpretative judgement. The accuracy of such estimates often changes as more data becomes available. There is no assurance that information regarding reserves set forth herein will be ultimately produced.

     *  Reliance on Others   The Company is highly dependent on the operator
of its wells and must rely on such entity's expertise and competence in the operation of the wells and sale of crude oil to distributors.

     *  Lack of Diversification   The Company currently has only one business
that of oil and gas exploration and development. In that area, the Company only has one material investment and no diversification into other areas of oil and gas exploration or any other type of business. Failure of the Company to continue seeing revenues from its current operations could have a material adverse effect on the Company.

     *  Environmental Regulation     The oil and gas industry is subject to
substantial regulation with respect to discharge of materials into the environment or otherwise relating to the protection of the environment. Exploration, development and production of oil and gas are regulated by various government agencies with respect to storage and transportation of hydrocarbons and clean-up of sites of wells. Many of these activities require government approval before underwriting the costs associated with compliance with applicable laws and regulations which have increased the costs associated with planning, designing, drilling, installing, operating, and plugging and abandoning a well. To the extent the Company owns an interest in a well, it may be responsible for costs of environmental regulation compliance even well after the plugging and abandoning of that well.

     *  Operating hazards/Uninsured Risks.    Operation of an oil and gas
well is subject to risks such as blowouts, cratering, pollution, and fires, any one of which could result in damage or destruction of the well or production faults or persons working. The operator of the well may be unable to purchase adequate insurance against all of the risks. Occurrence of a significant event could have a material adverse effect on the Company's business.

     *  Additional Problems Encountered with Water Pressurized Well   The
Montana Prospect is located adjacent to a water flood which has increased water pressure in the Minnelusa Upper "B" Sand where the Program will be drilling. A previous successfully drilled well on the Montana Prospect failed because the increased water pressure made capturing oil economically unfeasible although efforts were made to overcome the problem. The same water pressure will be encountered in each of the new holes the program drills.. Although the Operator and the Sponsor were successfully able to initiate certain steps to ensure that the increased water pressure did not adversely affect the recovery of oil on the Montana Berger Well #1, there is no assurance that even if oil is discovered on the new well, that the Operator will be able to solve any water flood problems and economically recover the oil.

     *  Competition    The Company must compete with  many other oil and gas
companies which are better capitalized and have more experience in the industry than the Company does. The Company's lack of experience could adversely affect its chances to compete in an industry dominated by larger more experienced firms.

     *  High Degree of Risk for Oil and Gas   Exploration for oil and gas by
nature involves a high degree of risk. There is no guarantee that the Company will be successful in discovering oil and/or gas on any new wells; the Company's entire investment could be at risk. Even if oil and gas are reached on any new wells, and despite the fact the Company is receiving limited revenues from the Montana Berger Well #1 and #2, there is no assurance that oil and gas reserves will be obtained in sufficient quantities for the Company to recover its investment in full or in part. Oil and gas exploration is marked by unprofitable efforts, not only from dry holes, but from wells which, although productive, do not return a profit on the amount expended. There are a multitude of problems which can be encountered when drilling for oil/gas any one of which could cause a total failure of the enterprise thus resulting in a total loss on the part of the Company as a working interest partner especially if the Company fails to diversify its business.

     * Sources and Availability of Equipment/Raw Materials - In the past, increased drilling activities from time to time have created certain shortages of equipment necessary in the drilling and or completion of wells. Due to shortage of such equipment and to generally inflationary trends, and the age and condition of much of the existing equipment, prices at which equipment is
available have escalated.   Although the Company has suffered no problems to
date as to equipment shortages, or unsatisfactory equipment, there is always the possibility that current equipment in use due to age and/or lack of proper maintenance could fail to perform properly forcing expensive repairs and/or costly delays to the working interest participants, one of which will be the Company, or the purchase of additional new or used equipment which could be delayed if shortages of equipment exist. In addition, there is no guarantee that equipment will be available at such times as the Program begins developing other properties.

     * Limited Operating History -- The Company is newly organized, and has only seen limited revenues from operations and has only limited assets approximating $146,000. The Company has also incurred certain liabilities approximating $23,000. Accordingly, there can be no assurance that the Company will operate at a profitable level.

     *  Limited Experience in the Oil and Gas Business    The officers and
directors have very limited experience in the oil and gas industry and this lack of experience could adversely affect the Company's chances of success. (See "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS", Part I,
Item 5, of this Registration Statement.)

      * Management Devotes Only Part Time to Company's Affairs - Each of the officers and directors of the Company have other business interests to which they will devote much of their time. Management, therefore, will devote only part of their time to the affairs of the Company.

      * No Public Market for Company's Securities -    At the present time
there is no public market for the Company's common stock, and there can be no assurance that a public market will develop. Although the Company intends to apply for a listing on the NASD OTC Bulletin Board, there is no guarantee that such will be the case, or that if the Company succeeds in listing its common stock on the NASD OTC Bulletin Board that a market for the Company's common stock will develop.

      * Penny Stock Regulation - If the Company succeeds in developing a market for its common shares, it will be subject to the penny stock rules. The Securities and Exchange Commission has adopted rules that regulate broker dealer practices in connection with penny stocks. Penny stock are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided current price and volume information with respect to transactions in such securities is provided by the exchange system.) The penny stock rule requires that a broker/dealer, prior to a transaction in a penny stock not otherwise exempt under the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation to the broker dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker dealer must make a special written determination that a penny stock is a suitable investment for the purchase and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's common stock is currently subject to the penny stock rules, and, accordingly, investors may find it difficult to sell their shares if at all when and if a public market develops.

     * Voting Control - As of this date, officers and directors maintain voting control of the Company currently owning 58.65% of the Company's common stock and are able, among other things, to direct the affairs of the Company. Because the holders of shares of Common Stock of the Company do not have cumulative voting rights, holders of more than fifty percent (50%) of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. If all shares in the current offering are sold, of which no assurance can be given, Management's ownership position will be reduced to 46.4% of the then issued and outstanding shares, provided none of those persons elect to purchase stock in such offering. (See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", Part I, Item 4, of this Registration Statement.)

     * Sales of Shares by "Insiders" - Of the 3,392,646 common shares of the Company's common stock currently issued and outstanding, 1,000,000 are owned by public investors in the Company's prior offering, 302,646 are owned by public investors in the Company's current offering and 2,090,000 are held by officers, directors and other initial shareholders have been issued in reliance on the "private placement" exemption of Section 4(2) of the Securities Act of 1933, as amended. If a market for the Company's common shares were to develop, such "restricted" shares will not be available for sale in the open market without registration, except in reliance upon Rule 144 under the Act or some other applicable exemption. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the 1933 Act, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available. If a substantial number of the shares owned by the initial Shareholders were sold in the market, the market price of the Common Stock could be adversely affected. As of the date hereof, 2,000,000 of the 2,090,000 shares issued in reliance upon Section 4(2)and therefore considered "restricted", have been beneficially owned for more than one year, which would make them eligible for resale under Rule 144 provided all of the applicable terms and conditions were met, and provided a public market existed
for the Company's common shares.   The additional 90,000 shares  will have
been owned for a year on January 27, 1999.   In addition,  of the 1,000,000
shares offered and sold in the Company's first offering, 365,500 shares were purchased by directors of the Company, one current director and one a former director. Such shares are also "restricted" although not subject to a holding period, and are subject to the provisions of Rule 144 that apply to affiliate transactions. The majority of the outstanding shares of the Company which are eligible for resale under Rule 144, when and if a market exists, are owned by one director of the Company, Mr. Guido CLoetens. Mr. Cloetens owns 1,810,000 of the Company's outstanding shares which would limit the amount of shares which could be sold under Rule 144 in any 90 day period considerably, if a market develops. (See SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, Item 4 of this Registration Statement.)


BUSINESS OF THE REGISTRANT

Principal Products of the Company - the Montana Prospect Drilling Program

     * The Montana Prospect Drilling Program * The Company's principal product is oil and gas. As of the date hereof, the Company has invested in only project, the Montana Prospect Drilling Program (the "Program"), which has drilled and completed two wells: the Montana Berger Well #1 and the Montana
Berger Well #2.   The Montana Prospect is in the northeastern Powder River
Basin in T. 53 N, R. 67 W,  Section 17-18 and is part  of an oil field known
as the Sidner Draw Field.   The Program was formed for the purpose of engaging
in the acquisition of 320 acres of oil and gas lease located in Crook County, Wyoming, and the drilling of a well or wells thereon; completing such well(s); and, if warranted, operating of the same and distributing the revenues to the Participants in the Program.

     *Working Interest*  In August/September 1997, the Company  purchased its
21.25% working interest in the  Program.   The Company's initial investment in
the Program included the purchase of the leases and its estimated costs and expenses for completion of the first well in the Program known as the Montana Berger Well #1. Additional participants purchased 53.750% of the Program to equal 75% of the Program. The working interest participants, including the Company, who own an aggregate of 75% of the Program were responsible for 100% of the total land acquisition and drilling costs of the project up through the drilling of the first well, the Montana Berger Well #1; the Carried Working Interest Owners, which include the Sponsor (Triple B Energy - 9.375%), the geologist (Twiford International, Inc. - 6.250%), the Operator (L& J Operating, Inc.- 3.125%), and Mr. Robert Haigh (who negotiated the lease acquisition - 6.25%), have an aggregate 25% Carried Working Interest (the Working Interest Participants and the Carried Working Interest Participants are hereinafter sometimes collectively referred to as the "Participants"). The Carried Working Interest Participants did not bear lease acquisition costs which includes 25 separate leases on the Prospect, or drilling costs of the first well, the Montana Berger Well #1. All of the Participants, however, paid their proportionate share of completion costs once casing point was set on the first well; each Participant will pay its percentage share of all drilling and completion on any subsequent well they elect to participate in. Each Participant has first right of refusal on participation in each well the Program elects to drill, with a 300% penalty on revenues to be received by a non-participating party on any well such party chooses not to participate in. (Participating parties would receive a three times the return of their investment before a non-participating party is entitled to revenues on a well such party has not participated in.)

     The following sets forth a breakdown of the working interest participants on the Prospect before casing point was set on the first well, ("Promoted Gross Working Interest Owners" and after casing point was set on the first well and on all subsequent wells ("Net Working Interest Owners").

                       Promoted Gross Working Interest Owners   Net Working Interest Owners
                       (cost bearing interest before            (cost bearing interest after
                       casing point) for the                    Casing point) for the
                       Montana Berger Well #1              Montana Berger Well #1 and the
                       (Basis of 1/3 purchased 1/4)             Remainder of the Montana Prospect
                       -------------------------------          --------------------------------
Silver Petroleum Corporation             33.333%                        25.000%
Sun Cementing of Wyoming, Inc.           16.667%                        12.500%
James A. Nies                             4.167%                         3.125%
SW Ventures, Inc.                        28.333%                        21.250%
Triple B. Energy, Inc.(1)                17.500%                        13.125%
Robert S. Haigh                           0.000%                         6.250%
Twiford International, Inc.               0.000%                         6.250%
Triple B. Energy, Inc.(1)                 0.000%                         9.375%
L & J Operating                           0.000%                         3.125%
                                     -----------                      ---------
                                        100.000%                       100.000%

(1) Triple B Energy owns both a  9.375% carried working interest and a 13.125% working interest which equaled 17.50% of the costs until casing point was set on first well


      *Landowner Royalties *   The leases on the Montana Prospect are three
year leases from private landowners (a total of 25 separate leases) at an aggregate cost to the Program of $40,000. Each lease becomes perpetual when and if a well is completed on the lease and during the life of the well. The Montana Prospect is presently burdened by landowners royalties which vary from landowner to landowner. The acreage on which the Montana Berger Well #1 was drilled is burdened by a landowners' royalty of 16% giving the Montana
Prospect Drilling Program a net interest of 84% .   The Montana Berger Well #2
involves 15 separate landowners with varying royalties which equal 18.36% leaving the Program a net interest of 81.64%.The Participants are entitled to 100% of the revenues after paying the landowners. Net revenues means the percentage of oil and gas left to the Working Interest Participants after Land Owners Royalty and any additional overriding royalties have been deducted from the total oil or gas produced (approximately 17.85% to the Company on the Montana Berger Well #1 and 17.35% to the Company on the Montana Berger Well #2).

     *Operating Agreement * The Company is a party to an operating agreement (the "Operating Agreement") as is each Working Interest Participant, whereby the Company appointed the Operator as the operator of the Montana Prospect Drilling Program, its Montana Berger Wells #1 and #2, and any subsequent wells the Program drills on the Montana Prospect, in all matters related to the drilling and completion of the wells, and in the subsequent sale and delivery of oil and gas therefrom, if any, into the marketplace. Each time the Company elects to participate in the drilling and completion of a well, it is given an itemized "Approval for Expenditures", which outlines the itemized costs of drilling and completion as well as other costs anticipated to be expended on the proposed well.

     *Assignment of Lease *   Subsequent to the execution of the Operating
Agreement, all of the subject leases comprising the Montana Prospect, consisting of 25 separate leases, were held in the record name of Robert S. and Marjorie Fern Haigh. The subject oil and gas leases were then assigned to the Company (in its proportionate interest equal to 21.25%) on November 6, 1997 by the Haighs. Mr. Haigh was the negotiator on behalf of the Program with the landowners and each of the 25 leases was originally assigned to him prior to and during the sale of the working interest in the Program. The leases were then assigned to the Participants in the Program subsequent to the execution of the Operating Agreement between L & J Operating and the various Participants in the Program, and recorded with the Crook County Recorder,
Connie D. Tschetter,  on Nov. 6, 1997, Book 356, page 116.    The leases are
three year leases, dated from the execution of the Operating Agreement, unless a productive well is drilled and completed; at such time the lease becomes perpetual for the life of the well. The Program must complete its proposed drilling by as early as August 20, 1999 and as late as June 20, 2000, or renew those leases on undrilled acreage. The Company receives 21.25% of the net revenues after payment of the landowner's royalty .

     *The Producing Wells on the Prospect: Montana Berger Wells #1 and #2 * The Montana Berger Well #1 is located in Township 53 North, Range 67 West, 6th P.M. Section 17: SW/4SW/4 on 40 acres. Total acquisition, drilling and completion costs up through the completion of the Montana Berger Well #1, were $285,725. The working interest participants who own an aggregate of 75% of the Program were responsible for all costs of land acquisition and drilling at approximately $190,825; all of the Participants, however, paid their proportionate share of completion costs once casing point was set equal to $94,000 and will participate in any additional wells in accordance with their working interest. The Company's initial payment of $ 74,233.66 to the Program included the Company's purchase of the leases and drilling costs (on a basis of 1/3 for 1/4), estimated at $54,067, and the Company's share of completion costs estimated at $20,166. L & J Operating Company, the Operator of the Program, began drilling of the Montana Berger Well #1 on September 9,
1997.   The Operator began running casing at a depth of approximately 6,075 feet on September 15, 1997, and on October 4, 1997, it began  the completion
of the Montana Berger Well #1.   On October 6, 1997 a small amount of oil
surfaced and by the end of the day approximately 7 barrels of oil had flowed and well was choked and shut down for the night. On October 7, 1997, oil flowed at an estimated 2.7 barrels per hour at an 8/64ths choke. On October 8, 1997, the well flowed 49 barrels at no choke. Over the next few weeks the Operator made certain adjustments on the Montana Berger Well #1 which included, adjusting the choke, swabbing out sand, and drilling an additional few feet. The well, as of the date hereof, is flowing at a rate of approximately 130 barrels per day or 4,000 barrels per month The well was considered completed as of October 10, 1997 and the Company received the following gross revenues (17.85% of the total production after landowners royalty of 16%) from production: from October 10 through April 30, 1998 - $47,000 . Expenses (taxes, administration and well expenses) equaled approximately $15,000.

      The Montana Berger Well #2 is located  in Township 53 North 67 West,
Crook County Wyoming, Section 17, SW NE SW.   In late March, 1998,  the
Company paid an additional $62,000 to the Program, its share of the drilling and completion costs on the Montana Berger Well #2, the second well to be drilled by the Program. Total drilling and completion costs for the Montana Berger Well #2 were estimated at $163,000 for drilling and $129,000 for
completion, of which the Company paid 21.25% or $62,000.   L & J Operating
Company began the drilling of the Montana Berger Well #2 on March 28, 1998. They began running the casing on April 4, 1998,after reaching a depth of approximately 6,110 feet. The completion unit was moved onto the property on April 6, 1998. The well is currently flowing at approximately 115,000 barrels per day. Although the Company has just begun limited revenues from production from this second well, such revenues, to date, have been offset by the Company's share of overages in completion costs which equal approximately $7,500 to the Company.

     *Well Completion * Both of the currently producing wells on the Prospect, the Montana Berger Well #1 and #2 and the next proposed well to be drilled on the Prospect, were or will be completed by the Operator in the same fashion, without the necessity of using a heavy mud system by setting casing prior to reaching the Minnelusa formation. A cased whole log is run before the hole is drilled into the Upper "B" sand and this sand is not penetrated more than a few feet. Installation of a secondary water flood is not necessary because the Upper "B" sand in the producing wells is being pressurized due to the adjacent water flood at the Deadman Creek Field.

Distribution Method of the Company's Product
--------------------------------------------

     The Company is dependent on the Operator to market any oil production from the Montana Berger Wells #1 and #2 and any subsequent production which may be received from other wells which may be successfully drilled on the Prospect. The Company must rely on the Operator's ability and expertise in the industry to successfully market the same. Prices at which the Operator sells gas/oil both in intrastate and interstate commerce, will be subject to the availability of pipe lines, demand and other factors beyond the control of the Operator. The Operator believes any oil produced can be readily sold to a number of local buyers; however, no assurance can be given that the current price of oil, which has decreased since the Company started realizing revenues from operations from $16.49 per barrel @ 40 gravity to approximately $10.78 per barrel @ 40 gravity, will stabilize.

Competitive Position in the Industry
------------------------------------

     There are a large number of companies and individuals engaged in the exploration for and development of oil and gas properties. Competition is intense for the acquisition of oil and gas leases suitable for exploration, the purchase or sale of producing properties and the raising of capital. Capital available for the investment in the oil and gas industry has declined significantly as a result of decreases in oil prices and changes in federal tax laws and adverse economic conditions generally affecting the oil and gas industry. The Company is a small, inexperienced company and must compete with much larger companies which are better capitalized and have considerably more experience in the oil and gas industry and are better able to fund drilling enterprises than the Company is.

Sources and Availability of Equipment/Raw Materials
---------------------------------------------------

In the past, increased drilling activities from time to time have created certain shortages of equipment necessary in the drilling and or completion of wells. Due to shortage of such equipment and to generally inflationary trends, and the age and condition of much of the existing equipment, prices at
which equipment is available have escalated.   Although the Company has
suffered no problems to date as to equipment shortages, or unsatisfactory equipment, there is always the possibility that current equipment in use due to age and/or lack of proper maintenance could fail to perform properly forcing expensive repairs and/or costly delays to the working interest participants, one of which will be the Company, or the purchase of additional new or used equipment which could be delayed if shortages of equipment exist. In addition, there is no guarantee that equipment will be available at such times as the Program begins developing other properties.

Dependence on a Few Major Customers
------------------------------------

The Company is not dependent on a few major customers, but rather is dependent on the Operator's ability to market crude oil to various purchasers.

Effect of Probable Government Regulations on the Company's Business
-------------------------------------------------------------------

     The areas of oil and gas exploration have become highly regulated by the State and Federal governmental agencies Although the Operator is experienced in the area of oil and gas operations and has not encountered any unknown, unanticipated or additional expenses or problems due to government regulations there is no guarantee that new rules and regulations may not be adopted either at a State or Federal level which would adversely affect the Company's oil and gas operations. Recent changes in Wyoming statutes affecting taxes on oil and gas have had certain effects on taxation of the Company's oil revenues. During late 1997, the State of Wyoming eliminated its 2% severance tax rate on wells which were designated as "wild cat" wells. Although newly discovered crude continues to receive a tax break of 2%, such rate is applicable to the first 60 barrels of production per day, which increases to 6% on any production over 60 barrels on a daily basis. Such tax break is only for the first two years of production. This change has resulted in increased taxation for the Company on production from oil and less profitability from operations.

Costs and Effects of Compliance with Environmental Laws
-------------------------------------------------------

     In the conduct of its drilling operations, the Operator may encounter natural hazards, such as unusual or unexpected rock formations or pressures, or other conditions not anticipated which could result in substantial cost overruns or the inability of the Operator to drill and complete the well which otherwise might be productive. The insurance against these hazards that the Operator may carry may be insufficient to offset all such contingencies. The Montana Project may also be subject to liabilities for pollution or other damages, both environmental or otherwise, against which it cannot insure or the Operator chooses not to insure, due to premium costs or other reasons. Accordingly, it is possible that the Company could incur substantial liabilities to third parties including liabilities for environmental clean-up which could reduce funds available for exploration and development or reduce revenues to the Company. The Company's current involvement with a drilling program which is being drilled in the Minnelusa area, is burdened with is own problems which involve potential water from the well. Although typically a well that has excess water in production becomes economically unfeasible for production and is subsequently capped, there are strict laws regarding disposal of water from oil wells which can be extremely expensive to comply with. As of the date hereof, the Operator of the wells has experience in Minnelusa wells and operates the same in a manner which minimizes the risks inherent in such a well.

Status of Publicly Announced New Products
-----------------------------------------

The Company has made no public announcements on any new products or services nor does it have any new products or services .

Patents/Trademarks/Licenses/Concessions/Franchises/Labor Contracts/Royalties.
-----------------------------------------------------------------------------

     The Company has no patents, trademarks or trade names nor does it anticipate applying for the same. The Company does not have any licenses, concessions, franchises, or labor contracts. The Company does not have any royalty contracts other than those discussed under "Business of the Registrant, Principal Products of the Company - the Montana Prospect Drilling Program, *Landowner Royalties*."

Research and Development
------------------------

     Other than the development of the various wells on the Montana Prospect, the Company is conducting no research and development nor has it since its inception. The Company's participation in the development of oil wells in the Sidner Draw Field is further discussed elsewhere in this "Business" section and under Item 3, Properties.

Number of Employees
-------------------

     The Company has no employees as of the date hereof other than one of its
officers.   The Company  compensates its Secretary/Treasurer for  her services rendered in her capacity as secretary and treasurer at a rate of $1,000 per month. (See "Executive Compensation")

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS

     The Company has received revenues from operations since December of 1997 when it received its first revenues from oil production from the Montana Berger Well #1 which began oil production in October of 1997. From October 10, 1997 until April 30, 1998, the Company has received average gross monthly revenues of $7,200 which also takes into account one partial month of production from the Montana Berger #2 which began production in mid-April, 1998. After taking into consideration lifting costs, taxes, and
well/administration expenses,   the Company received net monthly revenues
averaging approximately $ 4,500 per month for that same seven month period. Presuming the Montana Berger Well #1 continues to average 130 barrels per day, the Company expects to continue to receive minimum gross revenues from
production from that well of approximately $4,200 $5,000 per month.    In
addition, if the Montana Berger Well #2 continues to flow at 115 per day, the Company can expect an additional approximate $4,000 in revenues per month from that well. Although the Company received $2,500 in revenues for April for production from the second well, the Company owed the Operator for its share of overages in drilling and completion costs equaling approximately $ 7,500. All revenues from April production on both wells went to offset these costs. The Company expects to realize revenues in the next twelve months from the two producing wells that are more than sufficient to meet the Company's operating capital requirements but insufficient for any immediate business expansion and insufficient for the Company to elect to participate in additional wells in the Program.

PLAN OF OPERATION

     During the next 12 months the Company plans to participate in additional wells on the Montana Prospect at an average cost for drilling and completion of approximately $65,000 to the Company. In order to fund its share of the Montana Berger #2, drilled and completed in April of 1998, as well as the third well scheduled to be spudded in August/September 1998, the Company commenced an offering of 1,200,000 shares of its common stock at $.15 per
share,   which offering is believed to be exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), under Section 3(b) of the 1933 Act, and Rule 504 of Regulation D, promulgated thereunder and is scheduled to close on or before 60 days from the filing of this General Registration Statement. Part of the use of proceeds of such offering is the drilling and completion of the Company's third well which is scheduled to commence in August/September of 1998. If the Company is able to close the offering with all shares offered sold, it will realize net proceeds of $170,000. The success of the offering, however, is largely dependent on the Company's ability to attract European investors as the offer is being made mostly to non-US residents. With the price of crude oil at an all time ten year low, it could be difficult to attract such investors. To date, the Company has only raised $45,397 in the offering which was insufficient to fund the drilling and completion of the second well. The funding of the Montana Berger Well #2 required the use of both operating capital and cash advances from officers and directors in addition to the funds
raised in the second offering.   The Company will need to raise a minimum of
$65,000 more in the offering in order to fund the third well although the Company does expect it will have a certain amount of cash available from revenues from operations which can be utilized for the third well.

     In the next twelve months, the Company is considering the purchase of additional working interest in the Montana Prospect Drilling Program or some other similar drilling program, or acquiring an interest in other oil/gas/mineral related entities in order to expand and diversify its operations If the Company elects to participate in any one of the opportunities it is investigating, or some other opportunity should it become available, the Company will require additional funding. Such funding will be obtained from operating revenues, private placements of the Company's stock, or loans from officers and directors. In the alternative, especially if larger amounts of capital are required to fund a transaction, the Company is contemplating registering for sale shares of its common stock. There is no guarantee, however, that the Company would be successful is such endeavor or successful in attracting an underwriter.

     The Company does not expect to hire any additional employees in the next twelve months although the Company does have an understanding with Mr. Guido Cloetens, an officer and director of the Company, that it will, in the near future, enter into a consulting agreement with Mr. Cloetens or an entity to be formed by Mr. Cloetens for such purpose, whereby the Company would pay Mr. Cloetens, or the to-be-formed entity, $2,000 per month for consulting services. Such agreement will not be consummated until the Company believes that its cash flow from operations is sufficient.

ITEM 3.     DESCRIPTION OF PROPERTY

     The Company owns a 21.25% working interest in a drilling program on the 320 acre Montana Prospect, located on an oil field known as the Sidner Draw Field.

DESCRIPTION OF FIELDS   THE SIDNER DRAW FIELD

Geology
-------

      In contemplating its initial investment in the Montana Prospect
Drilling Program, the Company reviewed information contained in a geology report by Twiford International Inc. The Prospect, located in the Sidner Draw Filed in Township 53 North, Range 67 West, 6th P.M. of Section 17: W/2W/2, SE/4NW/4, NE/4SW/4 and Section 18: E/2NE/4 (2- 40 acre parcels are in the NE part of Section 18 and 6- 40 acre parcels are in Section 17), Crook County, Wyoming is comprised of 320 acres located on two adjacent southwest plunging anticlinal paleogeomorphic features. The productive formation is the Minnelusa Upper "B" sand and is the primary target of this prospect area. The sand on the Montana Berger Well #1 was anticipated and subsequently encountered at depth of 6100 feet at the well location. The same Minnelusa Upper "B" sand which is common to the Montana Prospect will be encountered on any wells drilled. This particular sand was charged with a bottom hole pressure approximately 800 lbs. above normal, or about 3200 pounds. The excessive pressure is believed to be caused from water loss in the adjacent Deadman Creek Field which is undergoing a water flood in the lower "B" Minnelusa sand. The field is currently named the Sidner Draw Field.

     The Minnelusa Upper "B" Sand is an eolian dunal complex which pinches out in an easterly or up-dig direction. This pinch-out is due in part to erosion or non-deposition of the Upper "B" sand. The impermeable Opeche shale is the up-dig trapping mechanism for oil in the Upper "B" sand while the underlying Middle "B" dolomite provides the bottom seal for the Upper "B" sand. The lateral trapping mechanism may be a pinch out of the sand itself which will become dolomitic approaching the barrier. This could be a subsystem boundary trap for the Upper "B" sand thus allowing a large accumulation of oil.


Analogy to Sidner Draw Field - the Edsel Field
----------------------------------------------

     The Montana Prospect area which is located on the Sidner Draw FieLd is adjacent to sections of similar geology such as the Edsel Field which is located in sections 25,26, 27, 24, 36 of T.54N, R.68W, Crook County Wyoming and contains wells which produce oil from Minesula Upper "B" sand.
According to the Wyoming Oil and Gas commission, as of May, 1996, the field had produced 4,849,196 barrels of oil. Average porosity in the Edsel Field is 19.6% with net pay averaging 21.5 feet. The average water saturation is 47%. The original oil in place was estimated at 6.25 million barrels and was expected to produce 12.4% of this figure on a primary production increasing to or 2.49 million barrels under a polymer augmented water flood. Since the report to the Wyoming Oil and Gas Commission (1996- 4,849,196 barrels), there have been six additional producing wells drilled in the field. Stratigraphically, the Edsel Field is similar to the Montana Prospect. This comparison is based, in part, on values taken from the Wyoming Geological Association Guidebook 1984.

DRILLING ACTIVITY

Exploration, Site Testing and Conclusions
-----------------------------------------

     Five test holes were previously drilled by other programs on the Montana Prospect. Of the five test holes, four were dry holes and one is currently a shut-in well. The shut-in well is on the southern feature and was drilled by EMC Energies, Inc. in the SW SW of Section 17 and had an initial production of 700 barrels of oil per day, flowing. Such well was shut-in due to too much water. Subsequent to the Company's involvement in the Program, the Montana Berger Well #1 was drilled and completed about 800 feet northeast of the initial shut-in well, in NE SW SW of Section 17 and the Montana Berger Well #2 was drilled approximately 650 feet from the Montana Berger Well #1 in SW NE SW of Section 17 (See "The Producing Wells on the Prospect: Montana Berger Well #1 and #2" under BUSINESS").

     The four dry holes drilled on the Montana Prospect had varying results. Common to each of the test sites however was the presence of water in sufficient quantities to prevent the recovery of any material amount of oil in an economic fashion. The hole drilled in SE NE of section 18, appears to be on the down dip edge of an oil accumulation, while the well drilled in the SW SW of section 17 penetrated oil in a pool as evidenced from the production from the well (shut-in because of too much water.) The hole drilled in the NE NE of section 18 penetrated a tight Upper "B" and is therefore a barrier hole. The hole drilled in the SE NW of section 17 penetrated a thin tight section of Upper "B" interval is on the up-dip edge of the dunal complex . The hole drilled in the SE SW of section 17 penetrated a Minnelusa section that is dolomitic with the Upper "B" zone completely absent. This hole penetrated the southern lateral barrier of the Prospect area.

     A dunal complex is present in this area with the necessary parameters present to form an accumulation of oil, i.e. sand with good oil shows as well as production down dip, sand gone and/or tight up-dig and laterally. The first producing well on the Prospect, the Montana Berger Well #1, was drilled in the NE SW SW of section 17 and was high structurally to the original well on the SW SW of section 17 (the shut in well).

     Exploration and test drilling, has resulted in an estimated productive area of 130 acres with an estimated average thickness of productive pay in feet of 25 and an estimated porosity of 23.9%. The conclusion of an initial report on the Montana Prospect performed by Twiford International, Inc., indicated that on the estimated 130 productive acreage, there was potentially 5,739,072 barrels of oil in place with estimated primary recovery under normal conditions of 12.4%. A waterflood could increase that recovery. The high pressure of the Upper "B" sand may be a waterflood in itself precluding the necessity of the installation. Gravity of the oil is approximately 20 degrees.

Drilling Activity
-----------------

        The following tables sets forth the results of drilling activity by the Company, net to its interest, for since its inception in 1996.

                            Year Ended December 31,
                             1996           1997        As of Date Hereof
                            ______________________      __________________
Development Wells Gross:
      Productive              0              1              2
      Dry Holes               0              0              0
           Total              0              1              2
Development Wells Net:
      Productive              0              0.2125         0.425
      Dry Holes               0              0              0
Exploratory Wells             0              0              0

PRODUCTION

       The following table summarizes net volumes of oil produced and sold, and the average prices received for such sales from all properties in which the Company held an interest since its inception in 1996.


                                 Year Ended December 31,    Four months ended
                                 1996              1997      April  30, 1998
                                _______________________     _________________

Average Sales Price ($/Bbl)        0          $   13.15       $    8.69

Production Data No. of Barrels(1)  0            1531.19         2232.10

Lifting Costs per barrel(2)        0          $    2.31       $    1.31

Taxes per barrel (3)               0          $    1.46       $    1.10
_____________________________________________________________________________

(1) Company's share of production of 8,578 bbls. total in 1997 and 17,838 bbls. total for four months ended April 30, 1998.

(2) Lifting costs includes monthly recurring costs of producing and marketing oil and gas, including costs incurred for labor, fuel, repairs, hauling, materials, supplies, utilities, and other costs incident thereto, insurance and casualty loss expense, and compensation to well operators for other services rendered in conducting such operations.

(3) Average taxes per barrel paid by the Company which include production taxes, severance taxes and ad valorem taxes

PRODUCTIVE WELLS AND ACREAGE

    As of the date hereof, the Company has two net productive wells each on 40 acres, only one of which was producing as of the last fiscal year, in which it owns a 21.25% working interest net of landowners' royalty.

    The following table sets forth information regarding the number of productive wells in which the Company had a working interest as of the current date (at December 31, 1997, the Company only had one well) Productive wells are either producing wells or wells capable of production although currently shut-in. One or more completions in the same bore hole are counted as one well.

            Gross Productive Wells        Net Productive  Wells
            Total No. of Wells in which   Sum of Total Amount of
Type        Working Interest is Owned     Working Interest in Gross Wells
----------  ----------------------------  --------------------------------
Oil                       2                         .425


     The following table sets forth the approximate developed and undeveloped acreage in which the Company held a leasehold, mineral or other interest as of the current date. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of gas of oil, regardless of whether or nut such acreage contains proved reserves. A gross acre is an acre in which interest is owned. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of fractional interests owned in gross acres expressed in whole numbers and fractions thereof.

            Developed    Developed    Undeveloped   Undeveloped
Location    Gross        Net          Gross         Net
--------    ---------    ---------    -----------   -----------
Wyoming       80            17           240           51


RESERVES

Reserve Estimates
-----------------

     Although the Company has had reports prepared for it on estimated oil reserves, no estimate of total proved net oil reserves of the Company has been filed with or included in reports to any federal authority or agency.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production and future net cash flows. The quantities of oil that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures, and future oil sales prices may all differ from those assumed in these estimates. Reserve assessment is a subjective process of estimating recovery from underground accumulations of oil that cannot be measured precisely, and estimates of other persons might differ from those of the Company. Accordingly, reserve estimates are often different from the quantities of oil that are ultimately recovered. Moreover, the discounted present value shown below should not be construed as the current market value of the estimated oil reserves attributed to the Company's properties. A market value determination would take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risk s inherent in reserve estimates. The information included in this section should be read in conjunction with the Company's Financial Statements including the Notes thereto.

     The Company's estimated proved oil reserves as of the date hereof are as follows:

Proved Developed               79,460 barrels
Proved Undeveloped                  0 barrels

     The Company's estimated future net cash flows from proved developed oil reserves as of the date hereof, and the discounted present value of such cash flows before income taxes are as follows:

                                 Proved           Proved
                                 Undeveloped(1)   Developed
                                 ---------        -----------
December 31, 1998                    0            $ 79,541.52
December 31, 1999                    0            $ 58,501.22
December 31, 2000                    0            $ 42,327.36

(1) The Company, as of the date hereof, has no proved undeveloped properties and considers only those developed properties currently producing revenues from oil production as proved.

Reserve Report on Montana Prospect
----------------------------------

    The Working Interest Participants in the Program, subsequent to the completion of the Company's audit of its year ended December 31, 1997, but prior to the commencement of this Form 10SB Registration Statement, engaged a petroleum engineer, Tony C. Stone, dba Jadasat Enterprises, to complete a report on the probable oil reserves on the Montana Prospect. The report was completed as a supplement to the Twiford International, Inc. Prospect Study
(see DESCRIPTION OF FIELDS   THE SIDNER DRAW FIELD, Geology), and concluded
that recoverable reserves on the Montana Prospect less production to date is estimated at 1,508,400 barrels. Mr. Stone's conclusions were based on the Twiford International Report isopatch and structure maps, and the completion and restricted production procedure used by the Operator on the Montana Berger
Well #1.   Mr. Stone stated that the Upper "B" productive interval in the
Sidner Draw Field which was discovered with the currently shut in well, is confirmed by the Montana Berger Well #1. The confirmation well has produced approximately 14,000+ barrels as of January 31, 1998, water free, and is currently flowing at 130 BOPD with 900 psi surface pressure on 6/64" choke.
It is produced on a restricted flow to limit wellborn draw down to 100 psi maximum to avoid water "coming" or the fracturing of the semi-unconsolidated
sands coming through naturally fractured dolomite separating sands.   Because
of oil price volatility at the time of the report, no economic analysis was performed by Mr. Stone. Mr. Stone also indicated that one or more delineation wells were required to totally validate the prospect structure

DELIVERY COMMITMENTS

The Operator has no delivery commitments on any of the production on either of the Company's two producing wells.

PRESENT ACTIVITIES

The Company currently has no activities except sale of production on its two producing wells. The Company intends to begin drilling a third development well on the Prospect in August of 1998.

INVESTMENT POLICIES

     The Company has no investment in any real estate interests or real estate other than its working interest in the Montana Prospect. It has no investment in any real estate mortgages, or securities or interests in persons primarily engaged in real estate activities, nor, as of the date, hereof does the Company intend to invest in any of the foregoing. The Company will, however, continue to invest in oil and gas leases, when and if Management deems it in the Company's best interests to do so. It may also invest in production interest or other leases. In addition, the Company may elect to invest in other oil and gas related enterprises which could consist of acquiring companies which have business purposes or interests related to oil and gas, and purchasing additional interest if available in the Montana Prospect Drilling Program or other drilling programs.

OFFICES

     The Company rents office space in Salt Lake City, Utah, on a month to month basis at a monthly rate of $260 per month including telephone, sufficient to conduct the day to day operations of its business.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the amount and nature of beneficial ownership of each of the executive officers and directors of the Company. The information below is based on 3,392,646 shares issued and outstanding as of the date hereof and also includes a column setting forth percentage of class upon completion of the offering currently being conducted by the Company (on or before the 60 days from the filing date of this Registration Statement) presuming all shares offered in the offering are sold, as to which there can be no assurance.

                                        Amount and                   Percent After
Title                                   Nature of     Percent(1)     Offering Assuming
of           Principal Shareholders     Beneficial    of Class as    Maximum
Class        Name, Address & Position   Ownership     Current Date   Sold(2)
-----------  -------------------------  ------------  -------------  -----------------
Common       Guido Cloetens(3)          1,810,000
             Kampenhoutsebaan 100A      Sole Voting
             1982 Zemst, Belgium        Power          53.35%        42.2%
             President & Director

Common       Terri Jackson              180,000
             3483 South 3170 East       Sole Voting
             Salt Lake City, UT 84109   Power           5.3%          4.2%
             Secretary/Treasurer &
             Director

Common       Keith Biesinger(4)          0                 0            0
             3200 South Cottonwood Canyon
             Salt Lake City, Utah 84121
_______________________________________________
             Officers and
             Directors (3 Persons)(5)   1,990,000      58.65%        46.4%

(1)  Based on 3,392,646 shares issued and outstanding as of the date hereof

(2)   Based on 4,290,000 shares issued and outstanding if all shares offered are sold in the current offering being conducted by the Company.

(3)   Mr. Cloetens has made certain loans to the Company.  In the past, he has elected
to convert similar loans into equity of the Company.   If  Mr. Cloetens wishes to
convert such current loans into stock of the Company, it is likely the Company will do
so.  As of the date hereof, the Company owes Mr. Cloetens  $8,889, which, if converted at a rate of $.15 per share (the per share price in current offering),  would result in 59,260 additional shares issued to Mr. Cloetens for a total of 1,869,260 shares beneficially owned by Mr. Cloetens or 54.15% of the then outstanding shares.

(4)  Mr. Keith Biesinger currently holds no shares in the Company and, as of the date hereof, there are no arrangements and/or agreements for Mr. Biesinger to receive any shares of the Company's stock.  Ms. Lise-Lotte Newell, a former director of the
Company,  holds 15,500 shares of the Company's stock or 0.5%.

(5) Each of the officers and directors is entitled to purchase shares being  offered in the Company's current offering at a purchase price of $.15 per share; as of the date hereof, none of the officers and directors has subscribed for shares in such offering.



SECURITY OWNERSHIP OF PERSONS OWNING 5% PERCENT OR MORE OF THE COMPANY'S OUTSTANDING SHARES

     The following table sets forth the amount and nature of beneficial ownership of each person known to a beneficial owner of more than five percent of the issued and outstanding shares of the Company. The following information is based on 3,392,646 shares issued and outstanding as of the date hereof and also includes a column setting forth percentage of class upon completion of the offering currently being conducted by the Company (on or before the 60 days from the filing date of this Registration Statement) presuming all shares offered in the offering are sold, as to which no assurance can be given.


                                        Amount and                   Percent After
Title                                   Nature of     Percent(1)     Offering Assuming
of           Principal Shareholders     Beneficial    of Class as    Maximum
Class        Name, Address & Position   Ownership     Current Date   Sold(2)
-----------  -------------------------  ------------  -------------  -----------------
Common       Guido Cloetens(3)          1,810,000
             Kampenhoutsebaan 100A      Sole Voting
             1982 Zemst, Belgium        Power          53.35%        42.2%
             President & Director

Common       Terri Jackson              180,000
             3483 South 3170 East       Sole Voting
             Salt Lake City, UT 84109   Power           5.3%          4.2%
             Secretary/Treasurer &
             Director

(1)  Based on 3,392,646 shares issued and outstanding as of the date hereof.

(2)   Based on 4,290,000 shares issued and outstanding if all shares offered are sold in the current offering being conducted by the Company.

CHANGES IN CONTROL

The Company has no arrangements which might result in a change in control.





ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

OFFICERS AND DIRECTORS

     The names, addresses, ages and respective positions of the current directors and officers of SW Ventures, Inc. are as follows:

Name                                      Age      Position Held & Since
--------------------------------         ------    --------------------------
Guido Cloetens                            33       President, Chairman of the
Kampenhoutsebaan 100A                              Board of Directors, Chief
1982 Elewijt  Zemst, Belgium                       Executive Officer
                                                   Since May 1996

Terri Jackson                             45       Secretary/Treasurer and a
3483 S. 3170 E.                                    Director
Salt Lake City, UT 84109                           Since May 1996

Keith Biesinger, Esq.                     53       Director
3200 Big Cottonwood Rd.                            Since March 13, 1998
Salt Lake City, Utah 94121

BIOGRAPHICAL INFORMATION ON OFFICERS AND DIRECTORS

Guido Cloetens, age 33,   is the President, Chief Executive Officer and
Chairman of the Board of Directors of the Company. From 1988 to 1989 Mr. Cloetens was a representative of DAIWA Securities, Inc., in Brussels, Belgium, engaged in selling Japanese equities. In 1990, Mr. Cloetens worked as an investment advisor for PBI Securities, Inc. in Amsterdam, Holland. From 1991 to 1994, Mr. Cloetens was a manager of client accounts for institutional investors with Kredietbank in Brussels. From May 1994 to November 1995, Mr. Cloetens was the owner/manager of Pyros Consulting, a Belgium corporation engaged in the financial consulting business. Pyros Consulting was sold in 1995. Since then, Mr. Cloetens has been self-employed as a businessman with an interest in several private companies. The Company intends to employ Mr. Cloetens, or an entity to be formed by Mr. Cloetens, as a consultant and/or management/consulting firm in the immediate future. (See "Transactions Between the Company and Management.") Mr. Cloetens successfully completed a post university program as investment advisor at the EHSAL Management School in Brussels in 1992. He also attended courses in economics and accounting at the Catholic University of Leuven in Belgium followed with a post university program "Corporate Finance and Investment and Financial Statements Analysis at the University of Brussels in 1984 - 1986.

Terri Jackson, age 45, is the Secretary/Treasurer and a director of the Company. Ms. Jackson is the author of "Glide's Garden", published in 1977 in England by Oreal Press, London, England as well as a contributing writer to the Hudson-Mohawk SIDS Alliance Newsletter. From 1977 to 1987, Ms. Jackson worked as an employee of Intermountain Plant Works, and was promoted to operations manager from 1984-1987. Ms. Jackson was a founding member and on the Board of Trustees of the Broadway Stage from 1989-1991, a live theater in Salt Lake City, Utah. From 1989 to the 1996, Ms. Jackson worked as a legal assistant to an attorney in Salt Lake City, Utah specializing in corporate and securities law. In late 1996, Ms. Jackson co-founded Data Electronic Filing Service, LC, a company established to assist lawyers, accountants and public companies with S.E.C. mandatory electronic filing requirements. Data Electronic Filing Service LC is a registered S.E.C. EDGAR filing agent. Currently, Ms. Jackson also works as an independent paralegal providing services to various attorneys in the area of securities and corporate law.

Keith Biesinger, Esq., age 53, was appointed an interim Director by the Company's Board of Directors on March 13, 1998, to serve the unexpired portion of a term held by Ms. Lise-Lotte Ruzicka Newell who resigned on March 13, 1998. Mr. Biesinger is a member of the Utah State Bar Association and has practiced law in Salt Lake City, Utah for numerous years. He is also a member of Safari Club International, Sierra Club, Ducks Unlimited, and the World Wildlife Fund. Currently, in addition to his position with the Company, he serves as a trustee of The Gun Club, a Utah non-profit corporation. His interests are shooting sporting clays, fly fishing, hiking and traveling.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Except as indicated below and or hereinbefore, to the knowledge of Management, during the past five years, no present or former director, executive officer, or person nominated to become a director or executive officer of the Company:

           (1) Filed a petition under federal bankruptcy laws or any state insolvency law, now had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

           (2) Was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offences);

           (3) Was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him or her from or otherwise limiting his involvement in any type of business, securities or banking activities;

           (4) Was found by a court of competent jurisdiction in a civil action, by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended , or vacated.

FAMILIAL RELATIONSHIPS.

     There are no family relationships among the Company's directors and/or executive officers.


ITEM 6.     EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information as to the Company's Chief Executive Officer and each of the Company's officers and directors who have received compensation for the years ended December 31, 1996 and December 31, 1997.












                    SUMMARY COMPENSATION TABLE

                                                            Long Term Compensation
                           ----------------------------------------------------------------------
                          Annual Compensation                     Awards              Payouts
------------------------------------------------------------------------------------------------
(a)                  (b)   (c)         (d)       (e)       (f)       (g)        (h)     (i)
                                                 Other                                  All
Name                                             Annual    Restricted                   Other
and                                              Compensa- Stock     Underlying LTIP    Compensa-
Principal                                        sation    Award     Options/   Payouts tion
Position               Year  Salary($) Bonus($)  ($)       ($)       SAR's(#)   ($)     ($)
------------------------------------------------------------------------------------------------
Guido Cloetens(1)      1996  -0-       -0-        -0-      -0-       -0-       -0-      -0-
Kampenhoutsebaan 100A  1997  -0-       -0-        -0-      -0-       -0-       -0-      -0-
1982 Elewijt-Zemst
Belgium
President, Chairman
of the Board, CEO

Terri Jackson(2)       1996  -0-       -0-        -0-      -0-       -0-       -0-      -0-
3483 South 3170 East   1997  -0-       -0-        -0-      $2,750(3) -0-       -0-      -0-
Salt Lake City, UT
84109
Secretary/Treasurer
Director

Keith Biesinger       1996   -0-       -0-        -0-      -0-       -0-       -0-       -0-
3200 Big Cottonwood   1997   -0-       -0-        -0-      -0-       -0-       -0-       -0-
Salt Lake City, UT
84121
Director

Lise-Lotte (Ruzicka) 1996   -0-       -0-        -0-      -0-       -0-       -0-       $ 1000(5)
Newell(4)            1997   -0-       -0-        -0-      -0-       -0-       -0-        -0-
Director


(1)     The Company has agreed to pay Mr. Cloetens or an entity yet to formed by Mr. Cloetnes,
        $2000 per month for consulting services. As of the date hereof, the agreement between the
        Company and Mr. Cloetens has not been finalized.  (See "CERTAIN RELATIONSHIPS AND RELATED
        TRANSACTIONS."

(2)     Terri Jackson has been receiving a salary of $1,000 per month starting in February 1998 for her services of Secretary/Treasurer of the Company.  There is no employment agreement in place with Ms. Jackson

(3)     Ms. Jackson received 55,000 shares of the Company's unregistered common stock for services rendered to the Company in her capacity of Secretary Treasurer for the period from inception in May of 1996 through May of 1997.  The shares were given a deemed value of $0.05 per share based on the following: that the par value of the stock was $0.001, that there was no trading market for the Company's common shares, and that the Company was preparing to commence an offering of its common stock at $.10 per share.  The price of $.05 was the price utilized by Mr. Cloetens to convert various loans made to the
        Company into stock as of that same date.  Ms. Jackson currently owns 180,000 shares of the Company.

(4)     Lise-Lotte Ruzicka Newell resigned in early 1997.

(5)     Lise-Lotte Ruzicka Newell received $1,000 for her assistance in organizing the Company.
        The $1,000 was not paid until September of 1997.


COMPENSATION OF DIRECTORS IN PERFORMANCE OF DUTIES

     The Company pays no fees to members of the Company's Board of Directors for the performance of their duties as directors. The Company has not established committees of the Board of Directors.


EMPLOYMENT CONTRACTS/TERMINATION OF EMPLOYMENT/CHANGE-IN-CONTROL ARRANGEMENTS

     The Company has no employment contracts in effect with any of the members of its Board of Directors or its executive officers nor are there any agreements or understandings with such persons regarding termination of employment or change-in control arrangements. The Company has agreed to compensate Ms. Jackson $1,000 per month for services rendered in her capacity as Secretary/Treasurer of the Company. The Company has also agreed to enter into a Consulting Agreement with Mr. Guido Cloetens, President, Chief Executive Officer and a director of the Company, or an entity to be formed by Mr. Cloetens for such purposes. The Company will compensate Mr. Cloetens or such entity $2,000 per month when the agreement is consummated. (See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".)

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no material transactions in the past two years or proposed transactions to which the Company has been or proposed to be a party in which any officer, director, nominee for officer or director, or security holder of more than 5% of the Company's outstanding securities is involved. Although the Company has intends to enter into an consulting agreement with Mr. Cloetens or an entity to be formed by him in which he retains a controlling interest, the amount involved in the transaction will not be more
than $24,000 per year.   Mr. Cloetens is currently serving as  President of
the Company, Chief Executive Officer and Chairman of the Board. Mr. Cloetens, or an entity to be formed by Mr. Cloetnes, will provide management and consulting services to the Company, including, but not limited to, shareholder relations for non-US shareholders, financial advice, investigating and
analyzing various business opportunities, etc.    The Company has agreed to
pay Mr. Cloetens, or the to be formed entity,   $2,000 a month for its
services. Although an agreement has not been consummated, the Company expects to begin utilizing the services of Mr. Cloetens in such capacity at such time as it believes revenues from operations are sufficient to do so.

     The Company has no promoters other than its President and a director, Mr. Guido Cloetens. Other than the consulting agreement discussed above which the Company intends to enter into with Mr. Cloetens (or his yet to be formed entity), there have been no transactions which have benefitted or will benefit Mr. Cloetens either directly or indirectly.

ITEM 8.     DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (iv) are entitled to one non-cumulative vote per share, on all matters which shareholders may vote on at all meetings
of shareholders.    The Company, however,  does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business.

NON-CUMULATIVE VOTING

     The holders of shares of Common Stock of the Company do not have cumulative voting rights which means that the holders of more than fifty percent (50%) of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. Management currently owns 58.65% of the outstanding shares of the Company. At the completion of the current offering on or before the effective date of this registration statement, Management's position could be reduced to 46.4% provided no member of Management elects to purchase shares in the offering and further provided all shares offered are sold, of which no assurance can be given. It is likely that Management will retain control of the Company once the current offering is closed.


                             PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     The Company has no public trading market for its common stock. Although the Company intends to seek a quotation for its common shares on the NASD Over-the-Counter Bulletin Board in the future, there is no assurance the Company will do so, nor is there any assurance that should the Company succeed in obtaining a listing for its securities on the NASD OTC Bulletin Board or on some other exchange, that a trading market for the Company's stock will develop. There are no outstanding options, warrants to purchase, or securities convertible into common equity of the Company outstanding. The Company has not agreed to register any shares of its common stock for any shareholder.

      The Company is currently offering a maximum of 1,200,000 of its common shares at an offering price of $0.15 per share pursuant to an exemption from the registration as promulgated under Section 3(b), Regulation D, Rule 504 of the 1933 Act. The offering commenced on March 16, 1998, and, as of the date hereof, the Company has sold 302,646 of its common shares for gross proceeds to date of $45,397. The Company intends to close the current offering on or before sixty days from the filing date of this Registration Statement. Such shares being offered in the current offering are not restricted in accordance with the provisions of Rule 504.

      Of the 3,392,646 common shares of the Company's common stock currently issued and outstanding, 1,000,000 are owned by public investors in the Company's prior offering, 302,646 are owned by public investors in the Company's current offering and 2,090,000 are held by officers, directors and other initial shareholders have been issued in reliance on the "private placement" exemption of Section 4(2) of the Securities Act of 1933, as amended. If a market for the Company's common shares were to develop, such "restricted" shares would not be available for sale in the open market without registration, except in reliance upon Rule 144 under the Act or some other applicable exemption. In general, under Rule 144, a person or persons whose shares are aggregated, who beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the 1933 Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly reported trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale provided current public information is then available. As of the date hereof, 2,000,000 of the 2,090,000 shares issued in reliance upon Section 4(2)and therefore considered "restricted", have been beneficially owned for more than one year, which would make them eligible for resale under Rule 144 provided all of the applicable terms and conditions were met, and provided a
public market existed for the Company's common shares.   The additional 90,000
shares will have been owned for a year on January 27, 1999.   In addition,  of
the 1,000,000 shares offered and sold in the Company's first offering, 365,500 shares were purchased by directors of the Company, one current director and one a former director. Such shares are also "restricted" although not subject to a holding period, and are subject to the provisions of Rule 144 that apply to affiliate transactions. The majority of the outstanding shares of the Company which are eligible for resale under Rule 144, when and if a market exists, are owned by one director of the Company, Mr. Guido CLoetens. Mr. Cloetens owns 1,810,000 of the Company's outstanding shares which would limit the amount of shares which could be sold under Rule 144 in any 90 day period considerably, if a market develops.

DIVIDENDS

     The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends to date due to its present financial status. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future but plans to retain earnings, if any, for the operation and expansion of its business. There are no restrictions that limit the ability to pay dividends on common equity or that are likely to limit the same in the near future.

HOLDERS

     There are approximately 48 shareholders of record of the Company's common stock.

ITEM 2.     LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. None of the Company's officers, directors, or beneficial owners of 5% or more of the Company's outstanding securities is a party to adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no changes in or disagreements with its accountant, Randy Simpson C.P.A.


ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

     The Company has issued the following unregistered common shares in the past three years.

(1)  At inception the Company issued  1,590,000 unregistered common shares:
1,475,000 shares were issued for $11,000 in capital contributions from founding shareholders and 115,000 shares were issued to legal counsel for the Company for services rendered in the Company's organization. The shares were issued pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended , to 5 individuals, as a "transaction not involving a public offering."

(2) In May 1997, an additional 410,000 unregistered common shares were issued pursuant to the exemption provided under Section 4(2) of the Act to three individuals: Terri Jackson, an officer and director of the Company received 55,000 shares; Max Tanner, the Company's counsel received 35,000 shares; and Guido Cloetens, an officer and director of the Company received 320,000 shares. Each of the transactions was given a deemed value of $0.05 per share. Ms. Jackson received her shares for services rendered to the Company from inception through May of 1997; Mr. Tanner received his shares for additional services rendered to the Company during 1997, and Mr. Cloetens received his shares upon conversion of loans made by him to the Company from November 1996 through May of 1997, aggregating $13,000.

(3) In June of 1997, the Company conducted an offering of 1,000,000 of its unregistered common shares at an offering price of $.10 per share for gross proceeds of $100,000. The offering was conducted pursuant to an exemption from the registration requirements of the Section 5 of the Act as promulgated under Section 3(b), Regulation D, Rule 504 with offers and sales made to residents of the State of Nevada and non-United States residents, mainly individuals resident of Belgium. The offering closed on September 30, 1997 with all 1,000,000 shares sold and gross proceeds of $100,000.

(4) In January of 1998, Mr. Guido Cloetens, an officer and director of the Company, was issued an additional 90,000 unregistered common shares of the Company, upon conversion of a loan he made to the Company during the Company's fiscal year ended December 31, 1997. The loan was for $9,000 and was converted at a rate of $0.10 per share. Mr. Cloetens 90,000 shares were issued in reliance on the exemption provided under Section 4(2) of the Act.

(5) On March 16, 1998, he Company commenced a second offering of its common stock under Regulation D, Rule 504. The Company is offering up to 1,200,000 shares of its unregistered common stock at $.15 per share. To date, the Company has sold 302,646 common shares in the offering with gross proceeds of $45,396. Of the 302,646 shares sold, 12,240 shares were issued to satisfy an outstanding balance due to the Company's attorney of $1,836. All of the remaining shares in the offering were purchased for cash. The Company may close its offering at any time, at its discretion, but prior to the effective date of this Registration Statement (60 days after the filing hereof.)


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The only statutes, charter provisions, by-laws, contracts or other arrangements under which any controlling person, director or officer of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such, are as follows:

      Sections 78.037, 78.751 and 78.752 of the Nevada Revised Statutes offer limitation of liability protection for officers and directors and/or indemnification protection of officers, directors, employees and agents of the Company, and provide as follows:

     78.037.  Articles of incorporation:  Optional provisions.

       The articles of incorporation may also contain:

     1. A provision eliminating or limiting the personal liability of a director officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but such a provision must not eliminate or limit the liability of a director or officer for:

          (a) Acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or

          (b)   The payment of distributions in violation of NRS 78.300.

     2. Any provision, not contrary to the laws of this state, for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting or regulating the powers of the corporation or the rights, powers or duties of the directors, and the stockholders, or any class of the stockholders, or the holders of bonds or other obligations of the corporation, or governing the distribution or division of the profits of the corporation.

78.751. Indemnification of officers, directors, employees and agents; advancement of expenses.

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which is reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

           a.     By the stockholders;
           b. By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
           c. If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
           d. If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

      5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          a. Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

            b. Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

78.752. Insurance and other financial arrangements against liability of directors, officers, employees and agents.

     1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

     2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

            a.    The creation of a trust fund.
            b.    The establishment of a program of self-insurance.
            c. The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
            d.    The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.      In the absence of fraud:

          a. The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
          b.     The insurance or other financial arrangement:
                 (1)     Is not void or voidable; and
                 (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

     5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

     B. The TENTH article of the Company's Articles of Incorporation limits the liability exposure of officers and directors of the Company for damages. It provides as follows:

     Each officer and director of the Company is indemnified pursuant to
Article X of the Company's Articles of Incorporation as follows:

          (1) the Company may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suite or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in and not opposed to the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, does not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

            (2) the Company may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suite by or in the right of the Company, to procure judgment in its favor by reason of the fact that he is or was a director, officer, employee of agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including the amounts paid in settlement of attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in and not opposed to the best interests if the Company. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          (3) to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above , or in defense of any claim, issue or matter therein, he must be indemnified by the Company against expenses, including attorney's fees actually and reasonably incurred by him in connection with the defense.

          (4) any indemnification under (a) or (b) above unless ordered by a court or advanced pursuant to (e) below, must be made by the Company only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made (i) by the stockholders; (ii) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (iii) if a majority of a quorum consisting of directors who were not parties to the act suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          (5) Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company. The provisions of this paragraph (e) do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         (6) the indemnification and advancement of expenses authorized in or ordered by a court of competent jurisdiction pursuant to the Company's Articles of Incorporation, Article X, section (f): (i) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity while holding his office, except that indemnification, unless ordered by a court pursuant to paragraph (b) above, or for the advancement of expenses made pursuant to paragrpah (e) above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or knowing violation of the law and was material to the cause of action; and (ii) continues for a person who has ceased to be a director, officer, employee, or agent and inures to the benefit of the heirs, executors, and administrators of such a person.

     C. Section 7.01 of the Company's By-Laws provides for the following indemnification protections:

     Section 7.01 of the Company's bylaws provides that the Company, unless prohibited by Nevada law, shall indemnify any person who is or was involved in any manner or is threatened to be involved in any threatened, pending, ir completed action suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, including, without limitation, any action, suit, proceeding brought by or in the right of the Company to procure a judgment in its favor (collectively, "a Proceeding") by reason of the fact that he is a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other entity or enterprise, against all expenses and liabilities actually and reasonably incurred by him in the Proceeding. The right to indemnification conferred under Section 7.01 of the Company's bylaws is presumed to have been relied upon by the directors, officers, employees, and agents of the Company and shall be enforceable as a contract right and inure to the benefit of heirs, executors, and administrators of such individuals.

     As of the date hereof, the Company has no contracts in effect providing any indemnitee with any specific rights of indemnification although the Company's bylaws authorize its Board of Directors to enter into and deliver such contracts to provide an indemnitee with specific rights of indemnification in addition to the rights provided in the Articles and Bylaws to the fullest extent provided under Nevada law. The Company has no special insurance against liability although the Company's bylaws provide that the Company may, unless prohibited by Nevada law, maintain such insurance.

                             PART F/S

     The following financial statements are included herewith.   The
Company's audited Financial Statements for its years ended December 31, 1997 and 1996 and the Company's unaudited financial statements for the four month period ended April 30, 1998.

                        SW Ventures, Inc.
                  Audited Financial Statements
             December 31, 1997 and December 31, 1996

Independent Auditor's Report

Balance Sheet at December 31, 1997 and December 31, 1996

Statement of Operations and Accumulated Deficit for the year ended December 31, 1997 and the period from inception on May 7, 1996 though December 31, 1996

Statement of Cash Flows for the year ended December 31, 1997 and the period from inception on May 7, 1996 though December 31, 1996
Statement of Changes in Stockholder's Equity from May 7, 1996 to December 31,
1997

Notes to Financial Statements





                    Randy Simpson C.P.A. P.C.
                    11775 South Nicklaus Road
                         Sandy Utah 84092
                    Fax & Phone (801)572-3009

Independent Auditor's Report
----------------------------

The Board of Directors and Stockholders of SW Ventures, Inc.:

We have audited the accompanying balance sheets of SW Ventures, Inc. (the Company) as pf December 31, 1997 and December 31, 1996 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1997 and the period from May 7, 1996 (inception) through December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about wether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements fairly present, in all material respects, the financial position of SW Ventures, Inc. as of December 31, 1997 and December 31, 1996 and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from inception (May 7, 1996) through December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Randy Simpson CPA PC
RANDY SIMPSON, CPA
A Professional Corporation

March 5, 1998
Salt Lake City, Utah

                        SW Ventures, Inc.
                          Balance Sheets
             December 31, 1997 and December 31, 1996


                                              December 31      December 31
                                                  1997            1996
                                              -------------   --------------
ASSETS
Current Assets:
   Cash                                       $     8,424      $   9,175
   Accounts receivable                              5,878             -
   Inventory                                        1,870             -
                                              -------------   --------------
             Total Current Assets                  16,172          9,175


Mineral Property & Equipment:
   Mineral property                                74,325             -
   Less cost depletion                             (1,705)            -
   Office equipment                                 1,953             -
   Less accumulated depreciation                     (228)            -
                                              -------------   --------------
             Net Mineral Property &
             Equipment                             74,345              0

Other assets:
   Deferred offering costs                             -          11,850
                                              -------------  ---------------
                 Total Assets                 $    90,517     $   21,025
                                              =============  ===============

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                           $    12,648     $   10,903
   Advances from officer                            9,000             -
                                              -------------   --------------
                Total Current Liabilities          21,648         10,903

Stockholders' Equity:
   Common Stock, $.001 par value; authorized
     50,000,000 shares, issued and outstanding
      3,000,000 shares on December 31, 1997
      and 1,850,000 on December 31, 1996            3,000          1,850
   Paid-in capital                                111,750         23,000
   Accumulated deficit                            (45,881)       (14,728)
                                              -------------   --------------
               Total Stockholders' Equity          68,869         10,122
                                              -------------   --------------
              Total Liabilities &
              Stockholders' Equity            $    90,517      $  21,025
                                              =============   =============


          See accompanying notes to financial statements

                        SW Ventures, Inc.
         Statement of Operations and Accumulated Deficit
                Year Ended December 31, 1997, and
 the period from inception (May 7, 1996) though December 31, 1996

                                                 1997                 1996
                                         -----------------   ---------------
Oil revenue                              $       22,007      $           -

Oil production costs & taxes                      7,409                  -
General & administrative expenses                13,478              14,728
Legal & professional fees                        30,340                  -
Depreciation expense                                228                  -
Cost depletion                                    1,705                  -
                                         -----------------   ---------------
    Total expenses                               53,160              14,728
                                         -----------------   ---------------
Net loss                                        (31,153)            (14,728)

Accumulated deficit -beginning of year          (14,728)
                                         -----------------   ----------------
Accumulated deficit - end of year        $      (45,881)     $      (14,728)
                                         =================   ================
Net loss per common share                $        (0.02)     $        (0.01)
                                         =================   ================

Weighted average shares outstanding           2,202,083           1,615,232


          See accompanying notes to financial statements

                        SW Ventures, Inc.
                     Statement of Cash Flows

                                              For the         From May 7, 1996
                                              Year            (Inception)
                                              Ended           to
                                              December 31,    December 31,
                                              1997            1996
                                              --------------  ----------------

Cash flows used in operating activities:
  Net loss                                    $   (31,153)    $    (14,728)
  Adjustments to reconcile net loss
   to net cash used in operating activities:
     Common stock issued for services               4,500              850
     Depreciation expense & cost depletion          1,933                -
  Changes to operating assets & liabilities:
     Increase in accounts receivable               (5,878)               -
     Increase in inventory                         (1,870)               -
     Increase in accounts payable                   1,745)          10,903
                                              --------------  ---------------
Net cash used in operating activities             (30,723)          (2,975)

Cash flows used in investing activities:
  Purchase of equipment & properties               76,278                -
                                              --------------  ---------------
Net cash used in investing activities              76,278                -

Cash flows from financing activities:
  Offering costs for common stock issuance         (5,750)         (11,850)
  Common stock issued for cash                    103,000           24,000
  Advances from officers                            9,000                -
                                              --------------  ---------------
Cash provided by financing activities             106,250           12,150

Net increase in cash                                (751)            9,175
Cash, beginning period                             9,175                 -
                                              --------------  ---------------
Cash, end of period                           $    8,424      $      9,175
                                              ==============  ===============

No cash paid for income taxes or interest.


         See accompanying notes to financial statements.



                        SW Ventures, Inc.
          Statements of Changes in Stockholders' Equity
        From May 7, 1996 (Inception) to December 31, 1996
              and the year ending December 31, 1997

                                         $.001
                                         Par value
                             Common      Common                Accumu-
                             Stock       Stock      Paid-in    lated      Total
                             Shares      Amount     Capital    Deficit    Equity
                             ----------- ---------- ---------- ---------- ----------
Shares issued to founders
 on May 7, 1996               1,475,000  $   1,475  $   9,525  $     -    $  11,000

Shares issued for legal fees
 (securities registration)
  on May 7, 1996                115,000        115        735        -          850

Shares issued for cash on
 December 6, 1996               260,000        260     12,740        -       13,000

Net loss for the period from
 May 7, 1996 (inception)
  through December 31, 1996                                      (14,728)   (14,728)
                             ----------- ----------  ---------- --------- ----------
Balances, December 31, 1996   1,850,000      1,850     23,000    (14,728)    10,122

Shares issued for cash
 May 16, 1997                    60,000         60      2,940         -       3,000

Shares issued for compensation
 May 16, 1997                    55,000         55      2,695         -       2,750

Shares issued for legal fees
 (securities registration)
  on May 16, 1997                35,000         35      1,715         -       1,750

Shares issued for cash (private
 placement offering) on
 September 26, 1997 net of
 offering costs of $17,600    1,000,000      1,000     81,400         -      82,400

Net loss for the year ended
 December 31, 1997                                                (31,153)  (31,153)
                             -----------  ---------  ----------  --------- ---------
Balances, December 31, 1997   3,000,000   $  3,000   $111,750    $(45,881) $ 68,869
                             ===========  =========  ==========  ========= =========

         See accompanying notes to financial statements.

                        SW Ventures, Inc.
                  Notes to Financial Statements

A.  Origination and Accounting Policies
    -----------------------------------

      SW Ventures, Inc. (the "Company") was incorporated May 7, 1996 as a Nevada corporation. The Company reviewed certain business opportunities during 1996 and on June 19, 1997 conducted a stock offering under Rule 504 of Regulation D, Section 3(b) under the Securities Act of 1933, as amended. The offering closed on September 26, 1997 with proceeds of $100,000 being received by the Company.

       The Company invested as a working interest partner in an oil drilling program in Crook County, Wyoming. The Company invested $74,325 in the drilling and completion of an oil well located in Crook County, Wyoming. The Company owns a 21.25% working interest in the well. The well has produced approximately 14,000 barrels of crude oil from its successful completion in
October, 1997 through January 1998.    The well is currently producing
approximately 130 barrels of oil per day. The prospect includes a 320 acre lease on which additional wells may be drilled.

B.  Mineral Properties, Equipment, Accounts Receivable and Inventory
    ----------------------------------------------------------------

        Mineral property and equipment are stated at cost. The Company accounts for its oil and gas exploration activities utilizing the full cost method of accounting. Exploration costs, including geological and geophysical costs, costs for drilling and completing wells (both geophysical costs, costs for drilling and completing wells (both successful and dry holes) are capitalized and depleted to expense over the total recoverable oil and gas reserves of the Company's properties.

       Mineral properties include the acquisition costs of a 320 acre mineral lease and an oil well which was drilled and completed on October 7, 1997. The Company invested $74,325 for the drilling and completion of this well. The total acreage acquisition costs were $11,330 and $62,995 was invested in the drilling and completion of the oil well. The Company is depleting its investment in oil an gas properties based on the yearly oil production (in barrels) divided by the estimated recoverable reserves (in barrels) of the well or more commonly referred to as the units of production method. The Company recorded cost depletion of $1,705 based upon total production of 5,730 barrels through December 31, 1997. The total estimated reserves of the well are 250,000 barrels.

     Accounts receivable represent the net oil production received in January 1998 for December 1997 oil production and inventory represents the value of the oil on site which was unsold on December 31, 1997.

C.   Related Party Transactions.
     ---------------------------

     The Company issued 1,475,000 shares to its founders in consideration of $11,000 in cash at the inception of the Company. An additional 60,000 and 260,000 shares were issued for cash advances totaling $16,000 from the president of the Company during 1996 and early 1997. Legal counsel was issued 150,000 shares for services in 1996 and 1997 and 55,000 shares to its Secretary/Treasurer for services in 1997. Subsequent to year end, 90,000 shares were issued to an officer and director in satisfaction of a loan for $9,000.

D.  Operating Leases and Contingent Liabilities
    -------------------------------------------

     The Company rents its office space on a month to month basis at $240 per month. This agreement is cancelable at any time without notice. The Company is currently conducting a private placement to fund a second well on its mineral acreage in Crook County, Wyoming. The Company's portion of expenses for the drilling and completion of the second well on the prospect are estimated at $62,000. The well is to commence drilling by April, 1998.




                         SW Ventures Inc.
                    Unaudited Balance Sheets
             For the Four Months Ended April 30, 1998

Balance Sheet at April 30, 1998 and December 31, 1997

Statement of Operations and Accumulated Deficit for the four month period ended April 30, 1998 and April 30, 1997

Statement of Cash Flows for the four month period ended April 30, 1998 and April 30, 1997

Statement of Changes in Stockholder's Equity from May 7, 1996 to April 30,
1998
                         SW Ventures Inc.
                          Balance Sheet
            For the Four Months Ended April 30, 1998
               and the Year Ended December 31, 1997

                                                April 30    December 31
                                                   1998       1997
                                              -----------   ----------------
                                               (Unaudited)
Assets
Current Assets:
    Cash                                   $         357    $    8,424
    Accounts Receivable                           10,059         5,878
    Inventory                                      1,870         1,870
                                                ----------- ----------------
             Total Current Assets                 12,286        16,172

Mineral Property & Equipment:
   Mineral property                              136,325        74,435
   Less cost depletion                            (6,180)       (1,705)
   Office equipment                                4,292         1,953
   Less accumulated depreciation                    (398)         (228)
                                              -------------   --------------
             Net Mineral Property &
             Equipment                           134,039        74,345
                                              -------------  ---------------
                 Total Assets                 $  146,325    $   90,517
                                              =============  ===============
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                           $   12,081    $  12,648
   Advances from officer                          11,200        9,000
                                              -------------   --------------
                Total Current Liabilities         23,281       21,648

Stockholders' Equity:
   Common Stock, $.001 par value; authorized
     50,000,000 shares, issued and outstanding
      3,365,000 shares on April 30, 1998
      and 3,000,000 on December 31, 1997           3,365        3,000
   Paid-in capital                               159,779      111,750
   Accumulated deficit                           (40,100)     (45,881)
                                              -------------   --------------
               Total Stockholders' Equity        123,044       68,869
                                              -------------   --------------
Total Liabilities & Stockholders' Equity      $  146,325     $ 90,517
                                              =============  =============

                        SW Ventures, Inc.
         Statement of Operations and Accumulated Deficit
     For the four month period Ended April 30, 1998 and 1997

                                               Four Months Ended
                                         April 30, 1998      April 30, 1997
                                         (Unaudited)         (Unaudited)
                                         -----------------   ---------------
Oil revenue                              $       27,603      $           0

Oil production costs & taxes                      8,494                  -
General & administrative expenses                 8,683               1,267
Depreciation expense                                170                  -
Cost depletion                                    4,475                  -
                                         -----------------   ---------------
    Total expenses                               21,822               1,267
                                         -----------------   ---------------

Net gain/loss                                     5,781              (1,267)

Accumulated deficit -beginning of period        (45,881)            (14,728)
                                         -----------------   ----------------

Accumulated deficit - end of period      $      (40,100)     $      (15,995)
                                         =================   ================
Net loss per common share                $        (0.01)    $        (0.14)
                                         =================   ================

                        SW Ventures, Inc.
                     Statement of Cash Flows

                                              For the         For the
                                              Four Month      Four Month
                                              Period Ended    Period Ended
                                              April 30, 1998  April 30, 1997
                                              (Unaudited)     (Unaudited)
                                              --------------  ----------------

Cash flows used in operating activities:
  Net loss/gain                               $      5,781    $      (1,267)
  Adjustments to reconcile income(loss)
   to net cash used in operating activities:
     Depreciation expense & cost depletion           4,645                -
  Changes to operating assets & liabilities:
     Increase in accounts receivable                (4,181)               -
     Decrease in accounts payable                     (567)          (6,349)
                                              --------------  ---------------
Net cash used in operating activities                5,678           (7,616)

Cash flows used in investing activities:
  Purchase of equipment & mineral properties       (64,339)                -
                                              --------------  ---------------
Net cash used in investing activities              (64,339)                -

Cash flows from financing activities:
  Common stock issued for cash                      39,394
  Advances from officers                            11,200                -
                                              --------------  ---------------
Cash provided by financing activities               50,594

Net decrease in cash                                (8,067)          (7,616)
Cash, beginning period                               8,424            9,175
                                              --------------  ---------------
Cash, end of period                           $        357      $     1,559
                                              ==============  ===============

No cash paid for income taxes or interest.

Supplemental non cash activities:
    Issuance of common stock for loan
      From affiliate                          $      9,000      $         -
                                              ==============  ===============

                        SW Ventures, Inc.
          Statements of Changes in Stockholders' Equity
 From May 7, 1996 (Inception) to the year ended December 31, 1997 and the four month period ended April 30, 1998

                                         $.001
                                         Par value
                             Common      Common                Accumu-
                             Stock       Stock      Paid-in    lated      Total
                             Shares      Amount     Capital    Deficit    Equity
                             ----------- ---------- ---------- ---------- ----------
Shares issued to founders
 on May 7, 1996               1,475,000  $   1,475  $   9,525  $     -    $  11,000

Shares issued for legal fees
 (securities registration)
  On May 7, 1996                115,000        115        735        -          850

Shares issued for cash on
 December 7, 1996               260,000        260     12,740        -       13,000

Net loss for the period from
 May 7, 1996 (inception)
  through December 31, 1996                                      (14,728)   (14,728)
                             ----------- ----------  ---------- --------- ----------
Balances, December 31, 1996   1,850,000      1,850     23,000    (14,728)    10,122

Shares issued for cash
 May 16, 1997                    60,000         60      2,940         -       3,000

Shares issued for compensation
 May 16, 1997                    55,000         55      2,695         -       2,750

Shares issued for legal fees
 (securities registration)
  on May 16, 1997                35,000         35      1,715         -       1,750

Shares issued for cash (private
 placement offering) on
 September 26, 1997 net of
 offering costs of $17,600    1,000,000      1,000     81,400         -      82,400

Net loss for the year ended
 December 31, 1997                                                (31,153)  (31,153)
                             -----------  ---------  ----------  --------- ---------
Balances, December 31, 1997   3,000,000   $  3,000   $111,750    $(45,881) $ 68,869

Shares issued to officer upon
 conversion of loan              90,000         90      8,910                 9,000

Shares issued for cash (in
 private placement offering) net
 of offering costs of $1856     275,000        275     39,119                39,394

Net gain for four months ended
 April 30, 1998                                                     5,781     5,781
                              ----------  ---------  ---------  ---------  ---------
Balance at April 30, 1998     3,365,000   $  3,365   $159,779   $( 40,100)  $123,044
                              ========== ==========  =========  ========= ===========

                             PART III

ITEM 1.     INDEX TO EXHIBITS

      The following exhibits are filed as part of this Registration Statement.

No.          Description
----         -----------

3.1.1        Articles of Incorporation

3.2.1        Bylaws and Amendments thereto

10.1         Operating Agreement with L & J Operating Inc.

27           Financial Data Schedule


ITEM 2.     DESCRIPTION OF EXHIBITS

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    SW VENTURES, INC.

                                    By: /s/ Terri Jackson
                                       ----------------------------
                                          Terri Jackson
                                          Secretary/Treasurer and Director


                                    By: /s/ Guido Cloetens
                                        ----------------------------------
                                          Guido Cloetens
                                          Chief Executive Officer, President
                                          Chairman of the Board of Directors

                                    By: /s/ Keith Biesinger
                                       -------------------------------------
                                          Keith Biesinger
                                          Director